[redacted]

POWER
CORPORATION
OF CANADA

N 08001426 EASE

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

FOR IMMEDIATE RELEASE

Readers are referred to the sections entitled "Forward-looking Statements" and "Non-GAAP Financial Measures" at the end of this release.

OPERATING EARNINGS INCREASE 25.3% OVER 2006

Montréal, Québec, March 13, 2008 -- Power Corporation of Canada reported today operating earnings of $1,458 million or $3.12 per participating share for the year ended December 31, 2007, compared with $1,166 million or $2.49 per share in 2006. This represents a 25.3% increase on a per share basis.

Growth in operating earnings reflect an increase of $186 million or 16.3% in the contribution from subsidiaries, primarily driven by the growth of 15.8% in operating earnings recorded by Power Financial in 2007, as well as a significant increase from income from investments, which was primarily recorded in previous quarters.

Other items, not included in operating earnings, were $5 million or $0.01 per share in 2007, compared with $227 million or $0.51 per share in 2006, which included an amount of $236 million or $0.52 per share representing the impact of the gain recorded by Groupe Bruxelles Lambert on the sale of its interest in Bertelsmann.

As a result, net earnings were $1,463 million or $3.13 per share in 2007, compared with $1,393 million or $3.00 per share in 2006.

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FOURTH-QUARTER RESULTS

The Corporation's operating earnings for the three-month period ended December 31, 2007 were $309 million or $0.66 per share, compared with $300 million or $0.64 per share in the same period in 2006. This represents a 2.7% increase on a per share basis.

Growth in operating earnings reflects a $20 million decrease in results from corporate activities resulting in particular from a lower contribution from investment funds in 2007, and a 6.0% increase in Power Financial's operating earnings, as discussed below.

Other items in the fourth quarter of 2007 were $41 million or $0.09 per share, compared with a charge of $11 million or $0.02 per share in the same period in 2006. Other items in the period in 2007 include the Corporation's share of other items recorded by Power Financial, as well as other items recorded by the Corporation and Power Technology Investment Corporation, a subsidiary.

As a result, net earnings for the fourth quarter of 2007 were $350 million or $0.75 per share, compared with $289 million or $0.62 per share for the same period in 2006.

POWER FINANCIAL CORPORATION'S RESULTS

Power Financial Corporation's operating earnings for the year ended December 31, 2007 were $2,082 million or $2.84 per share, compared with $1,802 million or $2.46 per share in 2006. This represents a 15.8% increase on a per share basis.

Growth in operating earnings reflect primarily an increase of $276 million or 14.8% in the contribution from the subsidiaries and Parjointco, from $1,871 million to $2,147 million. Based upon Lifeco's growth in net income on a constant currency basis, Power Financial's operating earnings on a per share basis for the year would have increased by 17.0%.

Other items, not included in operating earnings, were a net charge of $38 million or $0.05 per share in 2007, reflecting primarily the impact of a provision recorded by Lifeco during the third quarter, partly offset by the Power Financial's share of non-operating earnings recorded in the fourth quarter. In 2006, other items were $353 million or $0.50 per share, including an amount of $356 million representing the impact of the gain recorded by Groupe Bruxelles Lambert on the sale of its interest in Bertelsmann.

As a result, net earnings were $2,044 million or $2.79 per share in 2007, compared with $2,155 million or $2.96 per share in 2006.

Power Financial Corporation's operating earnings for the three-month period ended December 31, 2007 were $500 million or $0.68 per share, compared with $472 million or $0.65 per share in the same period in 2006. This represents a 6.0% increase on a per share basis.

Based upon Lifeco's growth in net income on a constant currency basis, Power Financial's operating earnings on a per share basis for the quarter would have increased by 12.1%.

Growth in operating earnings also reflects the negative impact of a timing difference relating to Pargesa's share of the interim dividend from Total which was recorded in the third quarter in 2007 whereas it was recorded in the fourth quarter in 2006.

Other items in the fourth quarter of 2007 were $32 million or $0.05 per share, compared with $2 million in the same period in 2006.

As a result, net earnings for the fourth quarter of 2007 were $532 million or $0.73 per share, compared with $474 million or $0.65 per share for the same period in 2006.

RESULTS OF POWER FINANCIAL'S SUBSIDIARIES AND PARJOINTCO

Great-West Lifeco Inc.

Great-West Lifeco reported adjusted net income attributable to common shareholders of $2,153 million or $2.413 per share in 2007, compared with $1,875 million or $2.104 per share in 2006, an increase of 15%. Adjusted net income in 2007 excludes a provision for certain Canadian retirement plans of $97 million after tax, which was recorded in the third quarter. Net income attributable to common shareholders after this provision was $2,056 million or $2.304 per share for the twelve months ended December 31, 2007. On a constant currency basis, adjusted net income attributable to common shareholders increased 16% over 2006.

For the three months ended December 31, 2007, Lifeco reported net income attributable to common shareholders of $537 million, compared with $491 million for the same period in 2006. This represents $0.601 per share for the period in 2007, compared with $0.550 for the corresponding period in 2006, an increase of 9%. On a constant currency basis, net income attributable to common shareholders increased 17% over 2006.

Net income includes $203 million in 2007 and $191 million in 2006 representing the contribution from Lifeco's healthcare business, which has been designated as discontinued operations. For the three-month periods ended December 31, the contribution from the healthcare business amounted to $43 million in 2007 and to $50 million in 2006.

IGM Financial Inc.

IGM Financial reported adjusted net income for the year ended December 31, 2007 of $864 million, compared with $763 million in 2006. Adjusted net earnings per share were $3.23 in 2007, compared with $2.85 in 2006, an increase of 13.3%. Adjusted net income in both years excludes a non-cash income tax benefit resulting from decreases in the federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets. A benefit of $15 million was reported in the fourth quarter of 2007 and of $14 million was reported in the second quarter of 2006. Including these items, net income in 2007 was $879 million or $3.29 per share, compared with $777 million or $2.90 per share in 2006.

For the three months ended December 31, 2007, adjusted net income, excluding the non-cash tax benefit mentioned above, was $219 million or $0.82 per share, compared with net income of $200 million or $0.75 per share for the same period in 2006. This represents an increase of 9.3% on a per share basis. Including the non-cash tax benefit, net income for the fourth quarter of 2007 was $234 million or $0.88 per share.

Parjointco N.V.

Power Financial holds a 50% interest in Parjointco N.V., which in turn holds a 54.1% interest in Pargesa Holding SA. Pargesa reported operating earnings of SF609 million in 2007, compared with SF539 million in 2006. Non-operating earnings were SF113 million in 2007, compared with SF1,754 million in 2006, composed primarily of Pargesa's share of the gain recorded by GBL on the sale of its interest in Bertelsmann. As a result, net earnings reported by Pargesa were SF722 million in 2007, compared with SF2,293 million in 2006.

For the fourth quarter of 2007, operating earnings were SF72 million, compared with SF137 million in the same period in 2006. Non-operating earnings in the fourth quarter were SF101 million and a net charge of SF8 million in 2007 and 2006, respectively. As a result, Pargesa's net earnings were SF173 million in the period in 2007, compared with SF129 million in 2006.

Forward-looking Information

Certain statements in this press release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect Power's or its subsidiaries' current expectations. Forward looking statements are provided for the purpose of presenting information about management's current expections and plans relating to the future and readers are cautionned that such statements may not be appropriate for other purposes.These statements may include without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power or its subsidiaries for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond Power's and its subsidiaries' control, affect the operations, performance and results of Power and its subsidiaries and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, Power's and its subsidiaries' ability to complete strategic transactions and integrate acquisitions and Power's and its subsidiaries' success in anticipating and managing the foregoing factors.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of Power's and its subsidiaries' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, Power undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information concerning the risks and uncertainties associated with Power's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which include the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also include the Corporation's share of any such item presented in a comparable item manner by its subsidiaries.*

Management has used these financial measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

As a consequence of the announcement by Lifeco of the signing of a definitive agreement by GWL&A to sell its healthcare insurance business, the results from Lifeco's U.S. healthcare business are presented in the 2007 consolidated financial statements as "discontinued operations", in accordance with GAAP. Power Corporation's share of these results is included in operating earnings.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

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Attachments: Financial Information

For further information, please contact:

Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

Power Corporation of Canada

CONSOLIDATED BALANCE SHEETS

[in millions of dollars] (unaudited)	December 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	**6,320**	5,761
Investments		
Shares	**8,426**	5,598
Bonds	**65,069**	64,946
Mortgages and other loans	**16,423**	15,823
Loans to policyholders	**6,317**	6,776
Real estate	**2,549**	2,218
	98,784	95,361
Funds held by ceding insurers	**1,512**	12,371
Investments at equity	**3,527**	2,182
Assets of operations held for sale	**697**	866
Intangible assets	**5,072**	2,740
Goodwill	**9,343**	8,403
Future income taxes	**826**	472
Other assets	**7,064**	4,611
	133,145	132,767
Liabilities		
Policy liabilities		
Actuarial liabilities	**87,681**	89,379
Other	**4,385**	4,268
Deposits and certificates	**857**	778
Funds held under reinsurance contracts	**164**	1,822
Liabilities of operations held for sale	**428**	599
Debentures and other borrowings	**6,875**	3,534
Preferred shares of subsidiaries	**1,603**	1,625
Capital trust securities and debentures	**639**	646
Future income taxes	**841**	910
Other liabilities	**6,854**	8,622
	110,327	112,183
Non-controlling interests	**12,781**	11,983
Shareholder's Equity		
Stated capital		
Non-participating shares	**794**	795
Participating shares	**475**	442
Contributed surplus	**78**	59
Retained earnings	**8,304**	7,480
Accumulated other comprehensive income (loss)	**386**	(175)
	10,037	8,601
	133,145	132,767

For additional information, refer to the 2007 audited Consolidated Financial Statements to be published in March 2008.

CONSOLIDATED STATEMENTS OF EARNINGS

[in millions of dollars, except per share amounts] (unaudited)	Three months ended December 31 2007	Three months ended December 31 2006	For the years ended December 31 2007	For the years ended December 31 2006
Revenues				
Premium income	**5,764**	5,997	**18,753**	17,752
Net investment income				
Regular net investment income	**1,346**	1,534	**5,983**	6,077
Change in fair value on held for trading assets	**821**	-	**(1,098)**	-
	2,167	1,534	**4,885**	6,077
Fees and media income	**1,637**	1,228	**5,770**	4,622
	9,568	8,759	**29,408**	28,451
Expenses				
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	**6,858**	6,447	**19,224**	19,660
Commissions	**592**	566	**2,240**	2,024
Operating expenses	**1,032**	827	**3,740**	3,049
Financing charges	**121**	86	**415**	344
	8,603	7,926	**25,619**	25,077
	965	833	**3,789**	3,374
Share of earnings of investments at equity	**13**	26	**126**	110
Other income (charges), net	**38**	(10)	**49**	338
Earnings from continuing operations before income taxes and non-controlling interests	**1,016**	849	**3,964**	3,822
Income taxes	**236**	189	**870**	847
Non-controlling interests	**450**	396	**1,729**	1,675
Earnings from continuing operations	**330**	264	**1,365**	1,300
Earnings from discontinued operations	**20**	25	**98**	93
Net earnings	**350**	289	**1,463**	1,393
Basic earnings per participating share				
From continuing operations	0.70	0.57	2.91	2.79
From discontinued operations	0.05	0.05	0.22	0.21
	0.75	0.62	3.13	3.00
Diluted earnings per participating share				
From continuing operations	0.69	0.56	2.88	2.76
From discontinued operations	0.05	0.05	0.22	0.21
	0.74	0.61	3.10	2.97

SEGMENTED INFORMATION

Information on Profit Measure [in millions of dollars] (unaudited)

Three months ended December 31, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	5,764	–	–	–	5,764
Net investment income					
Regular net investment income	1,304	42	–	–	1,346
Change in fair value on held for trading assets	821	–	–	–	821
	2,125	42	–	–	2,167
			–		
Fees and media income	861	679	–	97	1,637
	8,750	721	–	97	9,568
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	6,858	–	–	–	6,858
Commissions	374	241	–	(23)	592
Operating expenses	712	157	–	163	1,032
Financing charges	84	22	–	15	121
	8,028	420	–	155	8,603
	722	301	–	(58)	965
Share of earnings of investments at equity	–	–	17	(4)	13
Other income, net	–	–	23	15	38
Earnings from continuing operations before income taxes and non-controlling interests	722	301	40	(47)	1,016
Income taxes	180	67	–	(11)	236
Non-controlling interests	312	147	14	(23)	450
Contribution to consolidated earnings from continuing operations	230	87	26	(13)	330
Contribution to consolidated earnings from discontinued operations	20	–	–	–	20
Contribution to consolidated net earnings	250	87	26	(13)	350

Information on Profit Measure

Three months ended December 31, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	5,997	–	–	–	5,997
Net investment income					
Regular net investment income	1,473	50	–	11	1,534
Change in fair value on held for trading assets	–	–	–	–	–
	1,473	50	–	11	1,534
			–		
Fees and media income	503	628	–	97	1,228
	7,973	678	–	108	8,759
Expenses					
Policyholder benefits, dividends and experience refunds, and change in actuarial liabilities	6,447	–	–	–	6,447
Commissions	364	219	–	(17)	566
Operating expenses	526	148	–	153	827
Financing charges	50	22	–	14	86
	7,387	389	–	150	7,926
	586	289	–	(42)	833
Share of earnings of investments at equity	–	–	32	(6)	26
Other income (charges), net	–	–	(2)	(8)	(10)
Earnings from continuing operations before income taxes and non-controlling interests	586	289	30	(56)	849
Income taxes	101	89	–	(1)	189
Non-controlling interests	281	126	10	(21)	396
Contribution to consolidated earnings from continuing operations	204	74	20	(34)	264
Contribution to consolidated earnings from discontinued operations	25	–	–	–	25
Contribution to consolidated net earnings	229	74	20	(34)	289

SEGMENTED INFORMATION

Information on Profit Measure **For the year ended December 31, 2007**	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	**18,753**	**–**	**–**	**–**	**18,753**
Net investment income					
Regular net investment income	**5,565**	**194**	**–**	**224**	**5,983**
Change in fair value on held for trading assets	**(1,098)**	**–**	**–**	**–**	**(1,098)**
	4,467	**194**	**–**	**224**	**4,885**
Fees and media income	**2,703**	**2,701**	**–**	**366**	**5,770**
	25,923	**2,895**	**–**	**590**	**29,408**
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	**19,224**	**–**	**–**	**–**	**19,224**
Commissions	**1,366**	**947**	**–**	**(73)**	**2,240**
Operating expenses	**2,517**	**623**	**–**	**600**	**3,740**
Financing charges	**269**	**88**	**–**	**58**	**415**
	23,376	**1,658**	**–**	**585**	**25,619**
	2,547	**1,237**	**–**	**5**	**3,789**
Share of earnings of investments at equity	**–**	**–**	**145**	**(19)**	**126**
Other income, net	**–**	**–**	**26**	**23**	**49**
Earnings from continuing operations before income taxes and non-controlling interests	**2,547**	**1,237**	**171**	**9**	**3,964**
Income taxes	**480**	**355**	**–**	**35**	**870**
Non-controlling interests	**1,204**	**556**	**58**	**(89)**	**1,729**
Contribution to consolidated earnings from continuing operations	**863**	**326**	**113**	**63**	**1,365**
Contribution to consolidated earnings from discontinued operations	**98**	**–**	**–**	**–**	**98**
Contribution to consolidated net earnings	**961**	**326**	**113**	**63**	**1,463**

Information on Profit Measure For the year ended December 31, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	17,752	–	–	–	17,752
Net investment income					
Regular net investment income	5,836	212	–	29	6,077
Change in fair value on held for trading assets	–	–	–	–	–
	5,836	212	–	29	6,077
Fees and media income	1,894	2,392	–	336	4,622
	25,482	2,604	–	365	28,451
Expenses					
Policyholder benefits, dividends and experience refunds and change in actuarial liabilities	19,660	–	–	–	19,660
Commissions	1,254	833	–	(63)	2,024
Operating expenses	1,946	573	–	530	3,049
Financing charges	202	88	–	54	344
	23,062	1,494	–	521	25,077
	2,420	1,110	–	(156)	3,374
Share of earnings of investments at equity	–	–	126	(16)	110
Other income (charges), net	–	–	341	(3)	338
Earnings from continuing operations before income taxes and non-controlling interests	2,420	1,110	467	(175)	3,822
Income taxes	522	331	–	(6)	847
Non-controlling interests	1,115	491	157	(88)	1,675
Contribution to consolidated earnings from continuing operations	783	288	310	(81)	1,300
Contribution to consolidated earnings from discontinued operations	93	–	–	–	93
Contribution to consolidated net earnings	876	288	310	(81)	1,393

END